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Stuart Gelfond
Direct Line: (212) 859-8272
Fax: (212) 859-4000
Stuart.Gelfond@friedfrank.com
August 12, 2015

VIA EDGAR

H. Roger Schwall
 Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:  Boulder Brands, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 26, 2015
File No. 1-33595

Dear Mr. Schwall:

This letter provides responses of Boulder Brands, Inc. (the "Company") to the comments set forth in the letter dated July 30, 2015 of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") and as discussed on a teleconference with the Staff on August 3, 2015, in relation to the disclosure contained in the Company's Form 10-K (the "2014 Form 10-K") for the fiscal year ended December 31, 2014.  For your convenience, we have set forth below each of the comments to the 2014 Form 10-K, followed in each case by the Company's response.

Comment:

General
1.  We note that you have various presentations posted on your website which include tabulations of financial data and non-GAAP measures, although without a reconciliation identifying the differences between your non-GAAP measures and the most comparable financial measures calculated and presented in accordance with GAAP. Please comply with Regulation G, §§244.100(a) and (b), which requires you to disclose, along with all material information including non-GAAP financial measures that you publicly disclose, a reconciliation, as indicated above, and any material facts that are necessary to clarify the presentation.
Response:
The Company confirms that it has removed the referenced presentations from its website and any future presentations will fully comply with Regulation G.

Comment:
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38
Results of Operations, page 40
2.  We note you relate changes in net sales from your reportable segments by quantifying increases and decreases in sales of your product brands. For example, you state the increase in net sales for the Natural segment was related to increases in Udi's products of $43.6 million and EVOL of $41.3 million, partly offset by a decrease in Glutino products of $8 million. Please provide expanded discussion of the underlying reasons for the changes in sales by brand, including quantified information with respect to key drivers such as price, volume and other key variables used in managing your business. In addition, please provide a similar level of detail of the causes for changes in cost of goods sold for the brands referenced in your discussion of costs of goods sold for each of your segments. Refer to the guidance in Item 303(a)(3) of Regulation S-K.
Response:
The Company does not break down information with respect to key drivers in changes in net sales, such as price and volume, or cost of goods sold, by brand because it quantifies such changes only at the segment level. However, in light of the Staff's comment, in future filings the Company will provide more information where material on the underlying detail of the changes at the segment level. In the Company's most recent Form 10-Q for the quarter ended June 30, 2015 (the "Q2 Form 10-Q"), which was filed on August 6, 2015, the Company has added disclosure to the discussion of net sales and cost of goods sold changes on pages 23 - 25.

Comment:
3.  You state cost of goods sold for your Balance segment decreased in 2014 primarily due to the decrease in net sales, but the decrease was offset by "an increase in investments in product formulation."  Please provide clarifying disclosure to indicate what the term "product formulation" means and identify the types of activities associated with investing in product formulation.
Response:
Investments in product formulation pertain to the changes to non-GMO oils and space saver packaging. Volume accounted for a decrease in cost of goods sold in the Balance segment of $13.1 million, partly offset by investments in the transition of Smart Balance spreads to non-GMO and space saver packaging of $4.9 million.  The Company will clarify the term "product formulation" in its Form 10-K, Management's Discussion and Analysis of Financial Condition and Results of Operation, for the year ending December 31, 2015.

Comment:
Liquidity and Capital Resources, page 45
4.  Please revise your disclosure in this section to discuss the impact of inventory increases on your liquidity, and impact of such increases on cash flow from operations. In that regard, we note your disclosure on page F-16, which indicates a 47.3% increase in inventory from fiscal 2013 to fiscal 2014. In addition, please disclose the underlying reasons for such inventory increases. We note management's discussion in the earnings call held February 26, 2015 regarding an inventory reduction by your largest distributor.
Response:
The increase in inventory from fiscal 2013 to fiscal 2014 was primarily related to the Company's inventory levels at December 31, 2013 being lower than needed, specifically at its Denver plant (approximately $11MM of the $17MM increase).  The number of days outstanding in inventory at December 31, 2013 was lower than historical  and current levels.  In addition, $3.4 million of the total increase in inventory related to the increased price of a key ingredient in the Company's gluten-free products, egg whites.
The inventory reduction by one of the Company's largest distributors mentioned during the Company's Q4'14 earnings call held on February 26, 2015 has no correlation to the increase in inventory balance at December 31, 2014.
In future filings, the Company will discuss the impact of material inventory increases on its liquidity, and impact of such increases on cash flow from operations.  The Company has included language in the Liquidity section of its Q2 Form 10-Q noting the increase in Accounts Payable/Accrued Expense (page 28).
Comment:
5.  Please include a discussion of known trends, demands, commitments, events, or uncertainties that will have or are reasonably likely to have a material impact on your financial condition, operating performance, revenues or income, or result in your liquidity decreasing or increasing in any material way. For example, we note management's discussion in the earnings call held February 26, 2015 regarding your mix shift and resulting impact on margins, as well as the moderation in the strong growth the company has seen in gluten-free. However, you have not provided a related discussion in your filing. If material, please provide a discussion of such trends in your filing. Refer to Item 303 of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.
Response:

The Company has added known trend information to the Overview in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 21 of its Q2 Form 10-Q and will continue to include such summary disclosure in future filings.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (212) 859-8272 with any questions.

Sincerely,
/s/ Stuart Gelfond
Stuart Gelfond

Cc:	Jenifer Gallagher (Securities & Exchange Commission)
Kim Calder (Securities & Exchange Commission)
Parhaum J. Hamidi (Securities & Exchange Commission)
Laura Nicholson (Securities & Exchange Commission)
Christine Sacco (Boulder Brands, Inc.)
Tim Kraft (Boulder Brands, Inc.)
Christina Calabrese (Boulder Brands, Inc.)
Philip Richter (Fried, Frank, Harris, Shriver & Jacobson LLP)

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